51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

November 8, 2024

Item 3 News Release

The news release dated November 8, 2024 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company closed its underwritten U.S. public offering (the "Offering") of 941,177 common shares at a public offering price of US$4.25 per common share. The common shares commenced trading on the Nasdaq Capital Market on November 7, 2024, under the ticker symbol "ADUR."

The Company received aggregate gross proceeds of approximately US$4.00 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 141,176 common shares, representing 15% of the common shares sold in the Offering, at the public offering price less underwriting discounts.

Net proceeds from the Offering will be used for ongoing research and development costs, expenditures related to the construction of its "Next Generation Process" unit, and the remainder (if any) for general corporate purposes and working capital.

Craft Capital Management LLC acted as the representative of the underwriters, with EF Hutton LLC acted as the co-underwriter, for the Offering.

The common shares of the Offering referenced above were not offered to residents of Canada or persons in Canada. A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the "SEC") (File Number: 333-280955), as amended, and was declared effective by the SEC on October 29, 2024. The Offering was made only by means of a prospectus forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained from EF Hutton at 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com, or telephone at (212) 970-5150. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov..

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

November 8, 2024